UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                                (Amendment No 7)*


                              Guilford Mills, Inc.
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                                (Name of Issuer)

                     Common Stock, par value $.02 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   401794 10 2
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                                 (CUSIP Number)


Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 401794 10 2                13G                   Page 2 of 5 Pages
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------ -------------------------------------------------------------------------
  1    NAME OF REPORTING PERSON
       S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Charles A. Hayes
------ -------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *

                                               (a) [  ]
                                               (b) [  ]

------ -------------------------------------------------------------------------
  3    SEC USE ONLY

------ -------------------------------------------------------------------------
  4    CITIZENSHIP OR PLACE OF ORGANIZATION

       U.S.A.
------ -------------------------------------------------------------------------
                                5    SOLE VOTING POWER

                                     1,417,929.738
                               -------------------------------------------------
NUMBER OF SHARES BENEFICIALLY   6    SHARED VOTING POWER


                               -------------------------------------------------
   OWNED BY EACH REPORTING      7    SOLE DISPOSITIVE POWER
         PERSON WITH
                                     1,414,777
                               -------------------------------------------------
                                8    SHARED DISPOSITIVE POWER

                                     104,697
--------------------------------------------------------------------------------
  9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       1,522,626.738
------ -------------------------------------------------------------------------
 10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


------ -------------------------------------------------------------------------
 11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

       5.93%
------ -------------------------------------------------------------------------
 12    TYPE OF REPORTING PERSON*

       IN
------ -------------------------------------------------------------------------

                      * SEE INSTRUCTION BEFORE FILLING OUT!

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---------------------         ------------------      --------------------------
CUSIP No. 401794 10 2                13G                   Page 3 of 5 Pages
---------------------         ------------------      --------------------------

Item 1(a).        Name of Issuer:

                  Guilford Mills, Inc.

Item 1(b).        Address of Issuer's Principal Executive Offices:

                  4925 West Market Street
                  Greensboro, N.C.  27407

Item 2(a).        Name of Person Filing:

                  Charles A. Hayes

Item 2(b).        Address or Principal Business Office or, if none, Residence:

                  4925 West Market Street
                  Greensboro, N.C.  27407

Item 2(c).        Citizenship:

                  United States of America

Item 2(d).        Title of Class of Securities:

                  Common Stock, $.02 Par Value

Item 2(e).        CUSIP Number:

                  401794 10 2

Item 3.           Not Applicable

Item 4.           Ownership:

                  (a)   Amount Beneficially Owned:

                        1,522,626.738 shares (1) (2) (3)

                  (b)   Percent of Class:

                        5.93%

                  (c)   Number of Shares as to which such person has:

                        (i)   Sole power to vote or direct the vote
                              1,417,929.738 (1) (2)
                        (ii)  Shared power to vote or direct the vote -0-
                        (iii) Sole power to dispose or to direct the disposition
                              of 1,414,777 (1)

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CUSIP No. 401794 10 2                13G                   Page 4 of 5 Pages
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                        (iv)  Shared power to dispose or to direct the
                              disposition of 104,697 (3) (4)

                              (1) Includes 16,875 shares which Mr. Hayes has the
                                  right to acquire, under the Guilford Mills, Inc. 1991 Stock Option Plan, beneficial ownership of within 60 days as specified in Rule 13d-3(d)(1), promulgated under the Securities Exchange Act of 1934, as amended.

                              (2) Includes 3,152.738 shares held in Mr. Hayes'
                                  account pursuant to the Guilford Mills, Inc.
                                  Employee Stock Ownership Plan ("ESOP").

                              (3) Includes 104,697 shares held in a grantor
                                  retained annuity trust ("GRAT") established by Mr. Hayes.

                              (4) Mr. Hayes has neither sole nor shared
                                  dispositive power with respect to shares held in his ESOP account.

Item 5.           Ownership of Five Percent or Less of a Class:

                  Not Applicable

Item 6.           Ownership of more than Five Percent on Behalf of Another
                  Person:

                  Subject to the terms of the GRAT, the trustee has the right to receive dividends from, and the proceeds from the sale of, the securities held by the GRAT.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding
                  Company:

                  Not Applicable

Item 8.           Identification and Classification of Members of the Group:

                  Not Applicable

Item 9.           Notice of Dissolution of Group:

                  Not Applicable

Item 10. Certification:

                  Not Applicable

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CUSIP No. 401794 10 2                13G                   Page 5 of 5 Pages
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Signature:

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                                February 12, 1998
                                                -----------------
                                                Date

                                                /s/ Charles A. Hayes
                                                --------------------
                                                Signature

                                                Charles A. Hayes
                                                ----------------
                                                Name